                                           FILING PURSUANT TO RULE 425
                                           FILER:  FIDELITY NATIONAL INFORMATION
                                           SOLUTIONS, INC.
                                           SUBJECT COMPANY:  FIDELITY NATIONAL
                                           INFORMATION SOLUTIONS, INC.
                                           COMMISSION FILE NO.  0-20312

      This filing relates to the unsolicited proposal received by Fidelity National Information Solutions, Inc. (the "Company") from Fidelity National Financial, Inc. ("FNF"). The offer to acquire all of the outstanding shares of the Company not already owned by FNF was received by the Company on May 23, 2003.

      On May 23, 2003, the Company issued the following press release regarding the proposal:

SANTA BARBARA, CALIF., MAY 23, 2003

Fidelity National Information Solutions, Inc. (Nasdaq: FNIS), the nation's most comprehensive source for real estate-related data and valuations, solutions and services, today announced that its Board of Directors has received an unsolicited proposal from Fidelity National Financial, Inc. (NYSE:FNF), the Company's majority shareholder, to acquire all of the outstanding shares of common stock of FNIS not already owned by FNF or its affiliates whereby each share of FNIS common stock will be exchanged for shares of FNF common stock.

The proposal represents a fixed exchange ratio of .644 shares of FNF common stock for each FNIS share. Based on the closing price of $36.65 for FNF on Thursday, May 22, 2003, the proposed offer price is $23.60 per share of FNIS common stock, representing a premium of 24.1% to FNIS's closing price of $19.02 on May 22, 2003. Based on the closing price of $38.36 for FNF on Friday, May 23, 2003, the proposed offer price is $24.70 per share of FNIS common stock, representing a premium of 25.4% to FNIS's closing price of $19.70 on May 23, 2003. The exchange ratio does not reflect the split of FNF's common stock payable on May 23, 2003. After giving effect to the split, each share of FNIS common stock would be exchanged for .805 shares of FNF common stock.

The Board of Directors of FNIS has established a Special Committee of independent directors to consider the proposal and its implications, in the context of assessing the appropriate course of action that is in the best interests of the Company and its stockholders. The Company cautions that the Board of Directors has just received FNF's unsolicited proposal; the process of considering the proposal is only in its beginning stages; no decisions whatsoever have been made by the Board of Directors or the Special Committee of independent directors in respect of the Company's response, if any, to the proposal; and the Board of Directors and the Special Committee of independent directors will proceed in a timely and orderly manner to consider the proposal and its implications.

Fidelity National Information Solutions, Inc. provides data and valuations, technology solutions and services to lenders, real estate professionals, settlement companies, vendors and other participants in the real estate industry. The data and valuations segment targets the information needs of lenders, originators, real estate professionals and residential loan servicers and provides the information solutions that these mortgage professionals require in selling homes and underwriting mortgage loans. The solutions division provides technology solutions and processing services to the mortgage and financial services industries through its subsidiary Fidelity Information Services.

This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be different from those expressed or implied above. The Company expressly disclaims any duty to update or revise forward-looking statements.
The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the "Management Discussion and Analysis" section of the Company's Form 10-K and other reports and filings with the Securities and Exchange Commission.

SOURCE: Fidelity National Information Solutions, Inc.

CONTACT: Neil A. Johnson, Executive Vice President and Chief Financial Officer, Fidelity National Information Solutions, Inc., 805-696-7351, njohnson@fnis.com

                   ------------------------------------------

In connection with the proposed transaction, which is referred to above, no agreement has been signed. If and when appropriate, the Company intends to file relevant materials with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND SHAREHOLDERS TO READ THE RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When filed, the documents will be available for free (along with annual, quarterly and other reports, and any other documents filed by the Company with the Commission) at the Commission's website, www.sec.gov, and shareholders will receive information at an appropriate time on how to obtain transaction related documents for free from the Company.

SHAREHOLDERS OF THE COMPANY SHOULD READ THE RELEVANT DOCUMENTS RELATED TO THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies and or consents from shareholders in connection with the proposed transaction. Information about the directors and executive officers of the Company and their ownership of Company stock is set forth in the Company's Form 10K/A (Amendment No. 2) for the year ended December 31, 2002. Participants in the Company's solicitation may also be deemed to include those persons whose interests in the Company are not described in the Form 10K/A (Amendment No. 2). Investors may obtain additional information regarding the interests of such participants by reading the relevant documents concerning the proposed transaction if and when they become available.


                                       3